

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

<u>Via E-Mail</u>
John W. Eaves
Chief Executive Officer
Arch Coal, Inc.
One CityPlace Drive, Ste. 300
St. Louis, MO 63141

> **Re:** **Arch Coal, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Response Submitted April 12, 2013**
> **File No. 001-13105**

Dear Mr. Eaves:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>10-K for the Year Ended December 31, 2012</u>
<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58</u>
<u>Critical Accounting Policies, page 74</u>
<u>Goodwill, page 75</u>

1. We note your response to our prior comment two. With regard to your purchase of ICG in June 2011, please provide the following:
   a) The amounts of reserves and assets acquired and what amounts were capitalized for the mining complex in development (Leer) and the development opportunity (Tygart 2) as of the acquisition date;
   b) Further clarify the benefits you expect to derive from your strategic considerations on which you based your allocation of goodwill to properties only in the higher quality metallurgical market, see ASC 350-20-35-41;

   c) The amount, methodology and assumptions used to allocate the excess fair
       value of the acquisition assigned to each of the four reporting units: Beckley,
       Sentinel, Leer and Tygart 2. You state that these were expected to be the four
       most profitable operations.   Please discuss your consideration of producing
       mines compared to those still in development.

2. We note your response to our prior comment three. With regard to your impairment
    testing at October 1, 2012, please address the following:
    a) Tell us whether you consistently applied the methodology and basis used in
        the initial assignment of goodwill in your impairment analysis. If there were
        changes, please discuss each change and why it was appropriate.
    b) Please compare the impairment analysis assumptions provided in your
        response (i.e. sales volumes, coal price, costs to produce or discount rate) to
        those used at acquisition date.
    c) We note your analysis on sensitivity to near-term pricing and demand of coal.
        We also note that you produce or plan to produce primarily high volatile type
        A metallurgical coal at Sentinel, Leer and Tygart 2. We further note that the
        Leer mine is expected to be completed in 2013. Please discuss what factors
        led you to conclude that the Sentinel mine was impaired while goodwill
        allocated to Leer was not impaired. Discuss how the assumptions in your
        analysis differed between Leer and Sentinel.
    d) Tell us whether you are using any market data to determine your forecasted
        prices and how your forecasts have compared to the actual realized prices.
        Explain to us whether or not historical trends are indicative of future
        forecasts, and provide the basis for your conclusions.
    e) We note that Leer and Tygart 2 are in very different stages of development.
        Tell us what facts and assumptions you considered in determining the
        discount rate you used in regard to the additional risks associated with a
        project that is still in the process of obtaining permits and regulatory
        approval.

3. We note your response to prior comment five and your disclosure in your March 31, 2013 Form 10-Q. Please provide us with draft disclosures related to ASC 450-20-50-3 that you plan to include in future filings.

You may contact Blaise Rhodes at (202) 551-3774 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining